As Filed with the U.S. Securities and Exchange Commission on November 5, 2015
1933 Act File No. 002-91229
1940 Act File No. 811-04025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
__________________
FORM N-1A
__________________

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 70 ☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 71 ☒
(Check appropriate box or boxes.)
__________________
AMERICAN CENTURY MUNICIPAL TRUST (Exact Name of Registrant as Specified in Charter)
__________________
4500 MAIN STREET, KANSAS CITY, MO 64111 (Address of Principal Executive Offices) (Zip Code)
REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (816) 531-5575
CHARLES A. ETHERINGTON 4500 MAIN STREET, KANSAS CITY, MO 64111 (Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d)

EXPLANATORY NOTE
This Post-Effective Amendment No. 70 to the Registrant's Registration Statement is being filed on Form N-1A pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 70 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 70 does not modify any other part of the Registration Statement filed with the Securities and Exchange Commission on September 28, 2015. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 70 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C OTHER INFORMATION

Item 28.	Exhibits
(a)
(1)Amended and Restated Agreement and Declaration of Trust, dated March 26, 2004 (filed electronically as Exhibit a to Post-Effective Amendment No. 43 to the Registration Statement of the Registrant on September 28, 2004, File No. 2-91229, and incorporated herein by reference).
(2)Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust, dated June 30, 2005 (filed electronically as Exhibit a2 to Post-Effective Amendment No. 46 to the Registration Statement of the Registrant on July 28, 2005, File No. 2-91229, and incorporated herein by reference).
(3)Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust, dated December 12, 2005 (filed electronically as Exhibit 1(c) to the Registration Statement on Form N-14 of the Registrant on December 22, 2005, File No. 2-91229, and incorporated herein by reference).
(4)Amendment No. 3 to the Amended and Restated Agreement and Declaration of Trust, dated March 8, 2007 (filed electronically as Exhibit a4 to Post-Effective Amendment No. 52 to the Registration Statement of the Registrant on September 28, 2007, File No. 2-91229, and incorporated herein by reference).
(5)Amendment No. 4 to the Amended and Restated Agreement and Declaration of Trust, dated August 31, 2007 (filed electronically as Exhibit a5 to Post-Effective Amendment No. 52 to the Registration Statement of the Registrant on September 28, 2007, File No. 2-91229, and incorporated herein by reference).
(6)Amendment No. 5 to the Amended and Restated Agreement and Declaration of Trust, dated November 30, 2007 (filed electronically as Exhibit a6 to Post-Effective Amendment No. 53 to the Registration Statement of the Registrant on September 26, 2008, File No. 2-91229, and incorporated herein by reference).
(7)Amendment No. 6 to the Amended and Restated Agreement and Declaration of Trust, dated March 11, 2009 (filed electronically as Exhibit a7 to Post-Effective Amendment No. 54 to the Registration Statement of the Registrant on March 27, 2009, File No. 2-91229, and incorporated herein by reference).
(8)Amendment No. 7 to the Amended and Restated Agreement and Declaration of Trust, dated June 17, 2009 (filed electronically as Exhibit a8 to Post-Effective Amendment No. 57 to the Registration Statement of the Registrant on September 28, 2009, File No. 2-91229, and incorporated herein by reference).
(9)Amendment No. 8 to the Amended and Restated Agreement and Declaration of Trust, dated February 16, 2010 (filed electronically as Exhibit a9 to Post-Effective Amendment No. 59 to the Registration Statement of the Registrant on September 28, 2010, File No. 2-91229, and incorporated herein by reference).
(10)Amendment No. 9 to the Amended and Restated Agreement and Declaration of Trust, dated November 1, 2010 (filed electronically as Exhibit a10 to Post-Effective Amendment No. 60 to the Registration Statement of the Registrant on September 28, 2011, File No. 2-91229, and incorporated herein by reference).
(b)Amended and Restated Bylaws, dated December 18, 2012 (filed electronically as Exhibit b to Post-Effective Amendment No. 64 to the Registration Statement of the Registrant on September 27, 2013, File No. 2-91229, and incorporated herein by reference).
(c)Registrant hereby incorporates by reference, as though set forth fully herein, Article III, Article IV, Article V, Article VI and Article VIII of Registrant's Amended and Restated Declaration of Trust, appearing as Exhibit (a) herein and Article II, Article VII, and Article IX of Registrant's Amended and Restated Bylaws, appearing as Exhibit (b) herein.
(d)Restated Management Agreement with American Century Investment Management, Inc., effective as of August 1, 2011 (filed electronically as Exhibit d to Post-Effective Amendment No. 60 to the Registration Statement of the Registrant on September 28, 2011, File No. 2-91229, and incorporated herein by reference).
(e)
(1)Amended and Restated Distribution Agreement between American Century Municipal Trust and American Century Investment Services, Inc., effective as of March 1, 2010 (filed electronically as Exhibit e1 to Post-Effective Amendment No. 58 to the Registration Statement of the Registrant on February 8, 2010, File No. 2-91229, and incorporated herein by reference).
(2)Form of Dealer/Agency Agreement (filed electronically as Exhibit e2 to Post-Effective Amendment No. 25 to the Registration Statement of American Century International Bond Funds on April 30, 2007, File No. 333-43321, and incorporated herein by reference).
(f)Not applicable.

(g)
(1)Master Custodian Agreement with State Street Bank and Trust Company, made as of July 29, 2011 (filed electronically as Exhibit g2 to Post-Effective Amendment No. 61 to the Registration Statement of American Century Government Income Trust on July 29, 2011, File No. 2-99222, and incorporated herein by reference).
(2)Custody Fee Schedule with State Street Bank and Trust Company, dated as of July 29, 2011 (filed electronically as Exhibit g3 to Post-Effective Amendment No. 61 to the Registration Statement of American Century Government Income Trust on July 29, 2011, File No. 2-99222, and incorporated herein by reference).
(h)Amended and Restated Transfer Agency Agreement with American Century Services Corporation, dated August 1, 2007 (filed electronically as Exhibit h2 to Post-Effective Amendment No. 52 to the Registration Statement of the Registrant on September 28, 2007, File No. 2-91229, and incorporated herein by reference).
(i)Opinion and Consent of Counsel, dated February 4, 2010 (filed electronically as Exhibit i to Post-Effective Amendment No. 58 to the Registration Statement of the Registrant on February 8, 2010, File No. 2-91229, and incorporated herein by reference).
(j)Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, dated September 25, 2015, is included herein.
(k)Not applicable.
(l)Not applicable.
(m)
(1)Amended and Restated Master Distribution and Individual Shareholder Services Plan (C Class), effective as of March 1, 2010 (filed electronically as Exhibit m1 to Post-Effective Amendment No. 58 to the Registration Statement of the Registrant on February 8, 2010, File No. 2-91229, and incorporated herein by reference).
(2)Amended and Restated Master Distribution and Individual Shareholder Services Plan (A Class), effective as of March 1, 2010 (filed electronically as Exhibit m2 to Post-Effective Amendment No. 58 to the Registration Statement of the Registrant on February 8, 2010, File No. 2-91229, and incorporated herein by reference).
(n)Amended and Restated Multiple Class Plan, effective as of March 1, 2010 (filed electronically as Exhibit n to Post-Effective Amendment No. 58 to the Registration Statement of the Registrant on February 8, 2010, File No. 2-91229, and incorporated herein by reference).
(o)Reserved.
(p)
(1)American Century Investments Code of Ethics (filed electronically as Exhibit p1 to Post-Effective Amendment No. 48 to the Registration Statement of American Century California Tax-Free and Municipal Funds on December 29, 2010, File No. 2-82734, and incorporated herein by reference).
(2)Independent Directors' Code of Ethics amended February 28, 2000 (filed electronically as Exhibit p2 to Post-Effective Amendment No. 40 to the Registration Statement of American Century Target Maturities Trust on November 30, 2004, File No. 2-94608, and incorporated herein by reference).
(q)
(1)     Power of Attorney, dated June 16, 2015 (filed electronically as Exhibit q1 to Post-Effective Amendment No. 69 to the Registration Statement of American Century Government Income Trust on July 28, 2015, File No. 2-99222, and incorporated herein by reference).
(2)     Secretary’s Certificate, dated June 16, 2015 (filed electronically as Exhibit q2 to Post-Effective Amendment No. 69 to the Registration Statement of American Century Government Income Trust on July 28, 2015, File No. 2-99222, and incorporated herein by reference).

Item 29.	Persons Controlled by or Under Common Control with Registrant
The trustees of the Registrant serve, in substantially identical capacities, eight registered investment companies in the American Century family of funds.  In addition, the officers of the Registrant serve as officers for 15 registered investment companies in the American Century family of funds, each of which has American Century Investment Management, Inc. as its investment advisor.  Nonetheless, the Registrant takes the position that it is not under common control with other American Century investment companies because the power residing in the respective boards and officers arises as a result of an official position with the respective investment companies.

Item 30.	Indemnification

As stated in Article VII, Section 3 of the Amended and Restated Agreement and Declaration of Trust, incorporated herein by reference to Exhibit (a) to the Registration Statement, "The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase insurance for and to provide by resolution or in the Bylaws for indemnification out of Trust assets for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee or officer in connection with any claim, action, suit, or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Trust. The provisions, including any exceptions and limitations concerning indemnification, may be set forth in detail in the Bylaws or in a resolution adopted by the Board of Trustees."
The Registrant hereby incorporates by reference, as though set forth fully herein, Article VI of the Registrant's Amended and Restated Bylaws, appearing as Exhibit (b) herein.
The Registrant has purchased an insurance policy insuring its officers and directors against certain liabilities which such officers and trustees may incur while acting in such capacities and providing reimbursement to the Registrant for sums which it may be permitted or required to pay to its officers and trustees by way of indemnification against such liabilities, subject in either case to clauses respecting deductibility and participation.

Item 31.	Business and Other Connections of Investment Advisor
In addition to serving as the Registrant’s advisor, American Century Investment Management, Inc. (ACIM) provides portfolio management services for other investment companies as well as for other business and institutional clients. Except as listed below, none of the directors or officers of the advisor are or have been engaged in any business, profession, vocation or employment of a substantial nature, other than on behalf of the advisor and its affiliates, within the last two fiscal years.

Alessandra Alecci (Vice President of ACIM). Served as Senior Vice President and Senior Analyst, Lazard Asset Management, principal address is 30 Rockefeller Plaza, New York, NY 10112, 2010 to 2015.

Cleo Chang (Senior Vice President of ACIM). Served as Chief Investment Officer, Wilshire Funds Management, Wilshire Associates, Inc., 1299 Ocean Avenue, Suite 700, Santa Monica, CA 90401, 2005 to 2015.

Nathan Chaudoin (Vice President of ACIM). Served as Senior Emerging Market Debt Product Specialist, HSBC Global Asset Management, principal address is 453 Fifth Avenue, New York, NY 10018, 2011 to 2014.

James Gendelman (Vice President of ACIM) Served as Fund Co-Manager, Marsico Capital Management, LLC, principal address is 1200 17th St #1600, Denver, CO 80202, 2000 to 2014.

Margé Karner (Vice President of ACIM). Served as Principal Investment Officer, International Finance Corporation, principal address is 2121 Pennsylvania Avenue, NW, Washington, DC 20433, 2013 to 2014 and served as Senior Portfolio Manager, HSBC Global Asset Management, principal address is 453 Fifth Avenue, New York, NY 10018, 2010 to 2013.

Peruvemba Satish (Senior Vice President of ACIM). Served as Managing Director & Chief Risk Officer and Senior Managing Director of Performance Based Strategies, Allstate Investments, principal address is 3075 Sanders Road, Suite G5D, Northbrook, IL 60062, 2010 to 2014.

Vinayak Tripathi (Vice President of ACIM). Served as Vice President, Highbridge Capital Management, 40 West 57th Street, Floor 32, New York, NY 10019, 2008-2014 and served as Vice President Credit Suisse Asset Management, 11 Madison Avenue, New York, NY 10010, 2014 to 2015.

Phil Yuhn, (Vice President of ACIM). Served as Senior Vice President, Emerging Markets Debt Portfolio Manager, HSBC Global Asset Management, principal address is 453 Fifth Avenue, New York, NY 10018, 2012 to 2015.

Victor Zhang (Co-Chief Investment Officer of ACIM). Served as President, Chief Investment Officer and Chairman of the Investment Committee, Wilshire Funds Management, principal address is 1299 Ocean Avenue, Suite 700, Santa Monica, CA 90401, 2006 to 2014.

The principal address for the advisor is 4500 Main Street, Kansas City, MO 64111.

Item 32.	Principal Underwriters

I.              (a)       American Century Investment Services, Inc. (ACIS) acts as principal underwriter for the following investment companies:
American Century Asset Allocation Portfolios, Inc.
American Century California Tax-Free and Municipal Funds
American Century Capital Portfolios, Inc.
American Century Government Income Trust
American Century Growth Funds, Inc.
American Century International Bond Funds
American Century Investment Trust
American Century Municipal Trust
American Century Mutual Funds, Inc.
American Century Quantitative Equity Funds, Inc.
American Century Strategic Asset Allocations, Inc.
American Century Target Maturities Trust
American Century Variable Portfolios, Inc.
American Century Variable Portfolios II, Inc.
American Century World Mutual Funds, Inc.
ACIS is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. ACIS is located at 4500 Main Street, Kansas City, Missouri 64111. ACIS is a wholly-owned subsidiary of American Century Companies, Inc.
(b)    The following is a list of the directors, executive officers and partners of ACIS as of September 2, 2015:

Name and Principal Business Address*	Positions and Offices With Underwriter	Positions and Offices With Registrant

Peter Cieszko	Director, President and Chief Executive Officer	none

Sheila Hartnett-Devlin	Director and Senior Vice President	none

Steven J. McClain	Director and Senior Vice President	none

Joe Schultz	Director and Senior Vice President	none

Gary P. Kostuke	Senior Vice President	none

Richard T. Luchinsky	Senior Vice President	none

Michael J. Raddie	Senior Vice President	none

Adam Sokolic	Senior Vice President	none

Elizabeth A. Young	Chief Privacy Officer, Senior AML Officer and Vice President	none

Ward D. Stauffer	Secretary	Secretary

Name and Principal Business Address*	Positions and Offices With Underwriter	Positions and Offices With Registrant
Charles A. Etherington	Assistant Secretary and General Counsel	Senior Vice President and General Counsel

Brian L. Brogan	Assistant Secretary	Assistant Vice President and Assistant Secretary

Otis H. Cowan	Assistant Secretary	Assistant Vice President and Assistant Secretary

Janet A. Nash	Assistant Secretary	Assistant Vice President and Assistant Secretary

David H. Reinmiller	Assistant Secretary	Vice President

Ryan Ander	Vice President	none

Jennifer L. Barron	Vice President	none

Matthew R. Beck	Vice President	none

Stacey L. Belford	Vice President	none

Hayden S. Berk	Vice President	none

Stacy Bernstein	Vice President	none

Andrew M. Billingsley	Vice President	none

James D. Blythe	Vice President	none

Don Bonder	Vice President	none

James H. Breitenkamp	Vice President	none

Bruce W. Caldwell	Vice President	none

Alan D. Chingren	Vice President	none

William Collins	Vice President	none

Chatten Cowherd	Vice President	none

D. Alan Critchell, Jr.	Vice President	none

Terry Daugherty	Vice President	none

Mark Davis	Vice President	none

Ellen DeNicola	Vice President	none

Name and Principal Business Address*	Positions and Offices With Underwriter	Positions and Offices With Registrant

Christopher J. DeSimone	Vice President	none

David P. Donovan	Vice President	none

Ryan C. Dreier	Vice President	none

Devon Drew	Vice President	none

Joseph G. Eck	Vice President	none

Kevin G. Eknaian	Vice President	none

Christopher Van Evans	Vice President	none

Jill A. Farrell	Vice President	none

William D. Ford	Vice President	none

Michael C. Galkoski	Vice President	none

Diane Gallagher	Vice President	none

Gregory O. Garvin	Vice President	none

Wendy Goodyear	Vice President	none

John (Jay) L. Green	Vice President	none

Scott A. Grouten	Vice President	none

Timothy R. Guay	Vice President	none

Steven Hanson	Vice President	none

Marni B. Harp	Vice President	none

Brett G. Hart	Vice President	none

Mark Hebeka	Vice President	none

Stacey L. Hoffman	Vice President	none

B.D. Horton	Vice President	none

Robert O. Houston	Vice President	none

Terence M. Huddle	Vice President	none

Name and Principal Business Address*	Positions and Offices With Underwriter	Positions and Offices With Registrant

Matthew P. Huss	Vice President	none

Jennifer Ison	Vice President	none

Christopher T. Jackson	Vice President	none

Michael A. Jackson	Vice President	none

Cindy A. Johnson	Vice President	none

Phillip Joyce	Vice President	none

Wesley S. Kabance	Vice President	none

Matthew Kasa	Vice President	none

Aysun Kilic	Vice President	none

Matthew S. Kives	Vice President	none

Matthew Kobata	Vice President	none

Greg Koleno	Vice President	none

William L. Kreiling	Vice President	none

John A. Leis	Vice President	none

Edward Lettieri	Vice President	none

Valeriya Litvak	Vice President	none

Dennis Logan	Vice President	none

Franklin Longo	Vice President	none

Thomas C. McCarthy	Vice President	none

Jeff McCroy	Vice President	none

Walter McGhee	Vice President	none

Joseph P. McGivney, Jr.	Vice President	none

Peter J. McHugh	Vice President	none

Bobby Miller	Vice President	none

Name and Principal Business Address*	Positions and Offices With Underwriter	Positions and Offices With Registrant

Christopher M. Monachino	Vice President	none

Sandra K. Morris	Vice President	none

Susan M. Morris	Vice President	none

David M. Murphy	Vice President	none

Kelly A. Ness	Vice President	none

John E. O’Connor	Vice President	none

Patrick J. Palmer	Vice President	none

Scott Pawlich	Vice President	none

Christy A. Poe	Vice President	none

William Rader	Vice President	none

Cheryl Redline	Vice President and Treasurer	none

Daniel J. Roderigues	Vice President	none

Hunter Rodgers	Vice President	none

Gerald M. Rossi	Vice President	none

Brett A. Round	Vice President	none

Brian Schappert	Vice President	none

Keith Seidman	Vice President	none

Tracey L. Shank	Vice President	none

Amy D. Shelton	Vice President and Chief Compliance Officer	none

Steven Silverman	Vice President	none

Richard Smith	Vice President	none

Debra K. Stalnaker	Vice President	none

Robert Timothy Stidham	Vice President	none

Name and Principal Business Address*	Positions and Offices With Underwriter	Positions and Offices With Registrant
Michael W. Suess	Vice President	none

Michael T. Sullivan	Vice President	none

Stephen C. Thune	Vice President	none

Jason Tucker	Vice President	none

Tina Ussery-Franklin	Vice President	none

Benjamin M. Williams	Vice President	none

Noah Wimmer	Vice President	none

J. Mitch Wurzer	Vice President	none

* All addresses are 4500 Main Street, Kansas City, Missouri 64111

(c)     Not applicable.

Item 33.	Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules promulgated thereunder, are in the possession of American Century Investment Management, Inc., 4500 Main Street, Kansas City, MO 64111 and 1665 Charleston Road, Mountain View, CA 94043; American Century Services, LLC, 4500 Main Street, Kansas City, MO 64111; State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, MA 02111; and JP Morgan Chase Bank, 4 Metro Tech Center, Brooklyn, NY 11245.

Item 34.	Management Services -- Not applicable.

Item 35.	Undertakings -- Not applicable.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

EXHIBIT (j)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, dated September 25, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, duly authorized, in the City of Kansas City, State of Missouri on the 5th day of November, 2015.

AMERICAN CENTURY MUNICIPAL TRUST
(Registrant)

By: *
Jonathan S. Thomas
President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement amendment has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

*	President and Trustee	November 5, 2015
Jonathan S. Thomas

*	Vice President, Treasurer and Chief Financial Officer	November 5, 2015
C. Jean Wade

*	Trustee	November 5, 2015
Tanya S. Beder

*	Trustee	November 5, 2015
Jeremy I. Bulow

*	Chairman of the Board and Trustee	November 5, 2015
Ronald J. Gilson

*	Trustee	November 5, 2015
Frederick L.A. Grauer

*	Trustee	November 5, 2015
Peter F. Pervere

*	Trustee	November 5, 2015
John B. Shoven

*By:	/s/ Ashley Bergus
Ashley Bergus
Attorney in Fact
(pursuant to Power of Attorney
dated June 16, 2015)